Filed by Ocean Shore Holding Co.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Ocean Shore Holding Co.

(Commission File No. 000-53856)

Form S-4 File No. 333-213307

November 2, 2016

Dear Fellow Stockholder:

We recently mailed proxy materials to you in connection with our upcoming Special Meeting of Stockholders to be held on November 22, 2016. According to our records, we have not yet received your vote.

It is very important that your shares be voted, regardless of the number of shares you own.

Please take a moment to VOTE your shares by returning your proxy in the envelope provided. You may also be able to vote on the internet or by telephone as indicated in your proxy instructions.

If you have any questions or need assistance, please call 1 (800) 737-3426.

Please disregard this letter if you have already voted your shares. Thank you for your cooperation and support.

Sincerely,

Steven E. Brady

President and CEO

PLEASE VOTE AND SUBMIT YOUR PROXY TODAY

Important Additional Information and Where to Find It

In connection with the proposed merger, OceanFirst Financial Corp. (“OceanFirst”) has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, as amended, that includes a Proxy Statement of Ocean Shore Holding Co. (“Ocean Shore”) and a Prospectus of OceanFirst, as well as other relevant documents concerning the proposed transaction. The Registration Statement has been declared effective and the Proxy Statement/Prospectus has been mailed to shareholders of Ocean Shore. SHAREHOLDERS OF OCEAN SHORE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about OceanFirst and Ocean Shore, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from OceanFirst at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “Investor Relations” or from Ocean Shore at www.ochome.com/home under the tab “Investor Relations” and then under the heading “SEC Filings.” Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attention: Investor Relations, Telephone: (732) 240-4500 or to Ocean Shore Holding Co., 1001 Asbury Avenue, Ocean City, New Jersey 08226, Attention: Investor Relations, Telephone: (609) 399-0012.

Ocean Shore and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Ocean Shore in connection with the proposed merger. Information about the directors and executive officers of Ocean Shore and their ownership of Ocean Shore common stock is set forth in the proxy statement for Ocean Shore’s 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 19, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.